Exhibit 2.1

AMENDMENT NO. 1 TO
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (the “Amendment”) dated as of March 31, 2009, amends the Amended and Restated Agreement and Plan of Merger made and entered into as of December 5, 2008 (the “Agreement”), by and among Inovio Biomedical Corporation, a Delaware corporation (“Inovio”), Inovio Acquisition, LLC, a Delaware limited liability company and wholly-owned subsidiary of Inovio (“Submerger”), and VGX Pharmaceuticals, Inc. (“VGX”).  Unless defined explicitly herein, all capitalized terms used in this Amendment shall have the respective meanings ascribed to them in the Agreement.

RECITALS

WHEREAS, Inovio and VGX remain committed to completion of the Merger and are taking active steps to complete the registration process with the SEC;

WHEREAS, the Closing will not be able to occur by March 31, 2009 due to the time required to complete the registration process, mail the Proxy Statement/Prospectus, provide for required notice periods and hold the Inovio and VGX Stockholder Meetings;

WHEREAS, the Agreement may be amended only in a written instrument signed by the parties to the Agreement; and

WHEREAS, the parties desire to amend the Agreement to protect and support the interests of Inovio and VGX stockholders alike and enable a Closing to occur on or prior to June 30, 2009.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1.             Change of End Date. Subsection 7.1(b) of the Agreement shall be deleted in its entirety and replaced by the following:

“(b)         by either VGX or Inovio if the Closing shall not have occurred by June 30, 2009 (the “End Date”); provided that the right to terminate this Agreement under this Section 7.1(b) (i) shall not be available to any party whose action or failure to act has prevented the consummation of the transactions contemplated hereby prior to the End Date and such action or failure to act constitutes a breach of this Agreement and (ii) shall not be available to either party if (x) there are Inovio responses to comments received from the SEC staff that are under review by the SEC staff on such date, and which were submitted to the SEC staff within ten (10) days prior to such date, in which case the End Date shall be the earlier of forty-five (45) days after Inovio’s receipt of further comments or clearance from the SEC staff or forty (40) days after the Registration Effective Date, or (y) VGX and Inovio have mailed the Proxy Statement/Prospectus to their respective stockholders, in which case the End Date shall be fifteen (15) days after the latter of the Inovio Stockholders’ Meeting and the VGX Stockholders’ Meeting.”

2.             Continued Effect of Merger Agreement.  All terms and conditions which the parties to the Agreement do not amend via this Amendment shall remain unchanged and in full force and effect, and the parties reserve all existing rights thereunder.

3.             Counterparts.  This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their duly authorized respective officers, as of the date first written above.

INOVIO BIOMEDICAL CORPORATION

By:	/s/ Avtar S. Dhillon
Name:	Dr. Avtar Dhillon
Title:	Chief Executive Officer

INOVIO ACQUISITION, LLC

By:	/s/ Avtar S. Dhillon
Name:	Dr. Avtar Dhillon
Title:	Chief Executive Officer

VGX PHARMACEUTICALS, INC.

By:	/s/ J. Joseph Kim
Name:	Dr. J. Joseph Kim
Title:	Chief Executive Officer